Filed Pursuant to Rule 424(b)(3)

Registration No. 333-200221

NEXPOINT MULTIFAMILY CAPITAL TRUST, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 14, 2016

TO THE PROSPECTUS DATED APRIL 27, 2016

This document supplements, and should be read in conjunction with, the prospectus of NexPoint Multifamily Capital Trust, Inc. (the “Company”), dated April 27, 2016, Supplement No. 1 to the prospectus, dated June 23, 2016 and Supplement No. 2 to the prospectus, dated September 9, 2016. Unless otherwise defined in this Supplement No. 3, capitalized terms used in this Supplement No. 3 shall have the same meanings as set forth in the prospectus.

The purpose of this Supplement No. 3 is to disclose:

(1)	the status of the offering of the shares of common stock of the Company; and

(2)	changes to the Company’s volume discounts.

Status of Our Public Offering

We commenced our initial public offering of $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on August 12, 2015. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination up to the maximum offering amount. As of September 12, 2016, we had received and accepted investors’ subscriptions for and issued 226,772 shares of our Class A common stock and 0 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $2,089,000.

In addition, we issued 434,782.61 shares of our Class A common stock to our sponsor at a value of $9.20 per share, reflecting the public offering price net of selling commissions and the dealer manager fee, in exchange for an equity interest in a multifamily property valued at approximately $39,573,050 at the time of the exchange.

We will offer shares of common stock in our primary offering until the earlier of August 12, 2017, which is two years from the effective date of this offering, or the date on which the maximum offering amount has been sold; provided, however, that the Board may extend this offering for an additional year or as otherwise permitted under applicable law, but in no event will we extend this offering to a date later than February 8, 2019, which is 180 days following the third anniversary of the effective date of the offering.

Volume Discounts

The following information replaces in its entirety the fifth sentence in the section captioned “Plan of Distribution – Share Distribution Channels” beginning on page 165 of the prospectus.

In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales of Class A and Class T shares, including sales for which a volume discount applies, sales to certain institutional investors, sales to employees of participating broker-dealers, sales made by certain participating broker-dealers at the discretion of the dealer manager, sales made through registered investment advisers whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement, unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, sales through banks acting as trustees or fiduciaries and sales to our affiliates.

The following information replaces in its entirety the first two paragraphs, the first table and the paragraph following the first table in the section captioned “Plan of Distribution – Volume Discounts” beginning on page 165 of the prospectus.

The dealer manager may, at its sole discretion, enter into an agreement with a participating broker-dealer whereby such participating broker-dealer may aggregate subscriptions of individuals and related accounts, or subscriptions received through an aggregating registered representative or investment adviser, as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. Volume discounts enable qualifying purchasers to acquire more shares for their aggregate subscription amount, resulting in a lower effective per share purchase price for such purchasers. However, the amount of net proceeds available to us from the sale of our shares subject to a volume discount will be the same as other sales of shares of our common stock. For aggregated subscriptions in excess of $1 million, our advisor has agreed to fund a portion of the discounted selling commission, as set forth in the table below. Accordingly, the effective purchase price for such purchasers will be reduced further. Qualifying purchasers and/or aggregating registered representatives or investment advisers must notify our dealer manager of their eligibility for volume discounts or their intention of reaching the required eligibility over time prior to purchase. For aggregated subscriptions, any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

The following table illustrates the various volume discount levels that will be available to qualifying purchasers by participating broker-dealers for shares of our Class A common stock purchased in the offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Amount of Commission Paid by Advisor	Effective Purchase Price per Share to Investor(1)
$500,000 or less	7.0%	1.0%	0.0%	$10.00
$500,001 - $1,000,000	6.0%	0.0%	0.0%	$9.80
$1,000,001 - $2,000,000	5.0%	0.0%	0.5%	$9.65
$2,000,001 - $3,000,000	4.0%	0.0%	1.0%	$9.50
$3,000,001 - $5,000,000	3.0%	0.0%	1.0%	$9.40
$5,000,001 - $10,000,000	2.0%	0.0%	2.0%	$9.20
$10,000,001 and above	1.0%	0.0%	2.0%[2]	$9.10

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.
(2)	Of this amount, our advisor will pay a 1.0% selling commission to our dealer manager for purchases by an investor of $10,000,001 or more of Class A shares, and our advisor will pay an additional 1.0% of the total purchase price to the investor, which will be used to purchase additional Class A shares for a purchase price of $9.10 per share, with no selling commissions or dealer manager fee charged on such additional Class A shares. For example, if an investor purchased $15,000,000 in Class A shares, due to the extra 1.0% paid by our advisor to purchase additional Class A shares, the investor would receive 1,648,351.65 Class A shares.

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